FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2005

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Abba Eban Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of December 2005 and incorporated by reference herein is the Registrant's immediate report dated December 28, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By: _____________________

Dan Goldstein

Chairman of the Board

Dated:  December 28, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Dan Goldstein

Dan Goldstein

Chairman of the Board

Dated:  December 28, 2005

Results of 2005 Annual General Meeting of Shareholders

At the extraordinary general meeting of shareholders of the Company held on December 28, 2005, the shareholders of the Company approved the proposals, which are described in the proxy statement of the Company that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on November 17, 2005.  With respect to proposal no. 5 (Amendment of Debenture of Formula Vision), the shareholders approved the Second Alternative, i.e., deferral of all repayments due under the Debenture to December 31, 2006, subject to the Liquidity Condition, all as described in the proxy statement.